NEWS RELEASE                                                                                                                                                                                                                                                                                                                                          ELD No. 10-07

TSX: ELD     NYSE: EGO     ASX: EAU                                                                                                                                                                                                                                                                                            May 6, 2010

Eldorado Gold Establishes Dividend Policy and Announces Inaugural Dividend of CDN $0.05 per share

VANCOUVER - BC – Eldorado Gold Corporation (“Eldorado” “the Company” or “We”) announced today that it is initiating payment of an annual dividend.   Accordingly, the Board of Directors declared today that the Company will pay an eligible dividend of CDN $0.05 per Common Share on June 18, 2010 (Vancouver time) to the holders of the Company’s outstanding Common Shares (held directly or indirectly through CHESS Depositary Interests (“CDIs”)), as of the close of business on the record date of June 4, 2010 (Vancouver time).

The Company has established a dividend policy which implements a dividend with future payments established in line with annual results and cash flow.  Under this policy, the Company currently expects to pay one dividend per year declared upon the release of the first quarter financial results, subject to, among other things, the financial condition of and outlook for the Company and any particular cash flow and financing needs of the Company.

“We are pleased that the development of Eldorado has progressed to the point where the adoption of the dividend policy has been made possible by a strong cash flow and net profit in 2009 as well as the positive outlook for the Company,” commented Paul Wright President and CEO of Eldorado. “We look forward in the coming year to the commissioning of our fourth mine in China and our second mine in Turkey while remaining one of the lowest cost gold producers with increasing margins.”

Notice to CDI Holders

CDI holders’ entitlements to the dividend declared on the underlying common shares  will be converted to an Australian Dollar denominated equivalent amount as of the payment date and paid  out to CDI holders as of the record date (see below) through Link Market Services Limited, our CDI Registry in Australia.  The key dates with respect to the dividend:

Last date for processing requests by CDI holders to convert CDIs into common shares before the record date for the dividend	28 May 2010 (Sydney time)
CDIs trade on the ASX on an ex-dividend basis	31 May 2010 (Sydney time)
Record date for the dividend	4 June 2010 (Vancouver time)
5 June 2010 (Sydney time)
Processing recommences for requests by CDI holders to convert CDIs into common shares	7 June 2010 (Sydney time)
Dividend payment date	18 June 2010 (Vancouver time)
19 June 2010 (Sydney time)

The dates set out above are based on the directors’ current expectations and may be subject to change. If any of the dates should change, the revised dates will be notified by press release and will be available from <www.eldoradogold.com>.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, and Turkey and surrounding regions. We are one of the lowest cost pure gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF THE BOARD OF DIRECTORS OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

 Paul N. Wright

 President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Such forward-looking statements or information include, but are not limited to statements or information with respect to the declaration of dividend, dividend policy and statements as to future dividends.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2010.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD); New York Stock Exchange (NYSE:  EGO).  Eldorado CDIs trade on the Australian Securities Exchange (ASX: EAU)

Contact:

Nancy E.  Woo, Vice President Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

                        Website: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com